4

                                 Securities and Exchange Commission
                                      Washington, D. C. 20549

                                           Schedule 13G
                               Under the Securities Exchange Act of 1934
                                         (amendment #1)

                                          Pulte Homes Inc.
                                           Common Stock
                                        CUSIP Number 745867101


Date of Event Which Requires Filing of this Statement:     March 31, 2006

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
- - - - - -

CUSIP No. 745867101

         1)  Name of reporting person:
                Legg Mason Capital Management, Inc.
             Tax Identification No.:
                  52-1268629

         2)  Check the appropriate box if a member of a group:
                  a) x
                  b) n/a

         3)  SEC use only

         4) Place of organization:
                Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        20,268,142
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   20,268,142

         9)     Aggregate amount  beneficially owned by each reporting person:
                  20,268,142

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)  Percent of class represented by amount in row (9):
                  7.86%

         12)  Type of reporting person:
                IA, CO

CUSIP No. 745867101

         1)   Name of reporting person:
                Legg Mason Funds Management, Inc.

              Tax Identification No.:
                   52-2268681

         2)   Check the appropriate box if a member of a group:
                   a) x
                   b) n/a

         3)   SEC use only

         4)  Place of organization:
                   Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        2,817,923
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   2,817,923

         9)    Aggregate amount  beneficially owned by each reporting person:
                  2,817,923

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)  Percent of class represented by amount in row (9):
                  1.09%
         12)  Type of reporting person:
                IA, CO

CUSIP No. 745867101

          1)  Name of reporting person:
                LMM LLC

              Tax Identification No.:
                52-2204753

         2)   Check the appropriate box if a member of a group:
                a) x
                b) n/a

         3)   SEC use only

         4)   Place of organization:
                Delaware

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        3,000,000
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   3,000,000

         9)    Aggregate amount beneficially owned by each reporting person:
                  3,000,000

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)  Percent of class represented by amount in row (9):
                1.16%

         12)  Type of reporting person:
                IA, OO


           - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

         Item 1a)     Name of issuer:
                           Pulte Homes, Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           100 BLOOMFIELD HILLS PKWY STE 300
                           BLOOMFIELD HILLS MI 48304


         Item 2a)    Name of person filing:
                           Legg Mason Capital Management, Inc.
                           Legg Mason Funds Management, Inc.
                           LMM LLC

         Item 2b) Address of principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
              Legg Mason Capital Management, Inc. - Maryland corporation Legg Mason Funds Management, Inc. - Maryland corporation LMM LLC - Delaware limited liability company

         Item 2d) Title of class of securities:
                                  Common Stock

         Item 2e)    CUSIP number:     745867101

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a :
         (a) [ ] Broker or dealer under Section 15 of the Act.
         (b) [ ] Bank as defined in Section  3(a)(6) of the Act.
         (c) [ ] Insurance  Company as defined in Section 3(a)(6) of the Act.
         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
         (g) [ ] Parent holding company, in accordance with 240.13d-1(b)(ii)
                 (G)
         (h) [X] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)      Amount beneficially owned: 26,086,065

         (b)      Percent of Class: 10.12%

         (c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)   shared power to vote or to direct the vote:
                                   26,086,065
                  (iii) sole power to dispose or to direct the disposition of: - 0 -
                  (iv) shared power to dispose or to direct the disposition of: 26,086,065

         Item 5) Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                  Various accounts managed by the investment advisers identified in Item 8 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer. No such account holds more then 5% of the shares outstanding.


         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8)    Identification and classification of members of the group:
                    a.   Legg Mason Capital Management, Inc.-investment adviser
                    b.   Legg Mason Funds Management, Inc.-investment adviser
                    c.   LMM LLC-investment adviser


         Item 9) Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
        ----------------------------------------------------------------------

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date - April 10, 2006

         Legg Mason Capital Management, Inc.


         By___________________________________________
                 Andrew J. Bowden, Senior Vice President

         Legg Mason Funds Management, Inc.


         By___________________________________________
                 Andrew J. Bowden, Senior Vice President

         LMM LLC


         By___________________________________________
                Jennifer Murphy, Chief Operations Officer





                         Exhibit A
                     Joint Filing Agreement

      -------------------------------------------------------------------------
                 This Joint Filing Agreement confirms the agreement by and among the undersigned that this Schedule 13G is filed on behalf of each member of the group identified in Item 8.


         Legg Mason Capital Management, Inc.


         By__________________________________________________
         Andrew J. Bowden, Senior Vice President

         Legg Mason Funds Management, Inc.


         By__________________________________________________
         Andrew J. Bowden, Senior Vice President

         LMM LLC


         By__________________________________________________
         Jennifer Murphy, Chief Operations Officer